File Number 082-02819


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

15 June 2005




05009185

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

Severn Trent Plc

Director Retirement

John McAdam, a non-executive director of Severn Trent Plc, intends to step down from the board with effect from 1 September 2005 by which time he will have completed five years on the board. Dr McAdam, who is a member of the Company's Remuneration Committee and Nominations Committee, is Chief Executive of ICI PLC.

Sir John Egan, Chairman of Severn Trent Plc, said "*I would like to thank John for the excellent contribution he has made to Severn Trent during his five years as a non-executive director, in particular for his full participation on two of the board's principal committees. I wish him well for the future*".

For further information contact:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
Direct Line: 0121 722 4310